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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 10 )(1)


                                   Barra, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   068313-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 30, 2001
--------------------------------------------------------------------------------
                          Date of Event Which Requires
                            Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[X]     Rule 13d-1(d)


--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 068313-10-5                 13G                     Page 2 of 13 pages

--------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Andrew Rudd

--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION

        England

--------------------------------------------------------------------------------

                        (5)     SOLE VOTING POWER

                                72,000
                                (represents options to purchase the Issuer's
                                Common Stock that are currently exercisable or
                                that become exercisable within 60 days after
 NUMBER OF                      December 31, 2001)
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY
    EACH                (6)     SHARED VOTING POWER
 REPORTING
   PERSON                       3,707,701
    WITH                        (See Item 6 on page 9 of this statement)

                        --------------------------------------------------------

                        (7)     SOLE DISPOSITIVE POWER

                                72,000
                                (represents options to purchase the Issuer's
                                Common Stock that are currently exercisable or that become exercisable within 60 days after December 31, 2001)

                        --------------------------------------------------------

                        (8)     SHARED DISPOSITIVE POWER

                                3,707,701
                                (See Item 6 on page 9 of this statement)

--------------------------------------------------------------------------------



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CUSIP No. 068313-10-5                 13G                     Page 3 of 13 pages

--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        3,779,701

        (See Item 6 on page 9 of this statement)

--------------------------------------------------------------------------------

(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                     [X]
        (See Item 6 on page 9 of this statement)

--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        17.4%

--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON

        IN


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CUSIP No. 068313-10-5                 13G                     Page 4 of 13 pages

--------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Virginia Rudd

--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION

        England

--------------------------------------------------------------------------------

                        (5)     SOLE VOTING POWER

                                0
 NUMBER OF              --------------------------------------------------------
   SHARES
BENEFICIALLY            (6)     SHARED VOTING POWER
  OWNED BY
    EACH                        3,707,701
 REPORTING                      (See Item 6 on page 9 of this statement)
   PERSON               --------------------------------------------------------
    WITH
                        (7)     SOLE DISPOSITIVE POWER

                                0

                        --------------------------------------------------------

                        (8)     SHARED DISPOSITIVE POWER

                                3,707,701
                                (See Item 6 on page 9 of this statement)

--------------------------------------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        3,707,701
        (See Item 6 on page 9 of this statement)



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CUSIP No. 068313-10-5                 13G                     Page 5 of 13 pages

--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                       [X]
        (See Item 6 on page 9 of this statement)

--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        17.1%

--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON

        IN



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CUSIP No. 068313-10-5                 13G                     Page 6 of 13 pages

--------------------------------------------------------------------------------

(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

        Rudd Family Trust

--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION

        California

--------------------------------------------------------------------------------

                        (5)     SOLE VOTING POWER

                                0
 NUMBER OF              --------------------------------------------------------
   SHARES
BENEFICIALLY            (6)     SHARED VOTING POWER
  OWNED BY
    EACH                        3,591,701
 REPORTING                      (See Item 6 on page 9 of this statement)
   PERSON               --------------------------------------------------------
    WITH
                        (7)     SOLE DISPOSITIVE POWER

                                0


                        --------------------------------------------------------

                        (8)     SHARED DISPOSITIVE POWER

                                3,591,701
                                (See Item 6 on page 9 of this statement)

--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        3,591,701
        (See Item 6 on page 9 of this statement)



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CUSIP No. 068313-10-5                 13G                     Page 7 of 13 pages

--------------------------------------------------------------------------------

(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                       [X]
        (See Item 6 on page 9 of this statement)

--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        16.5%

--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON

        OO (Trust)



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CUSIP No. 068313-10-5                 13G                     Page 9 of 13 pages

--------------------------------------------------------------------------------
ITEM 1(a).         NAME OF ISSUER

                   Barra, Inc.

ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                   2100 Milvia Street
                   Berkeley, California  94704

ITEM 2(a).         NAME OF PERSONS FILING

                   A.      Andrew Rudd
                   B.      Virginia Rudd
                   C.      Rudd Family Trust

                   This Schedule 13G is filed on behalf of Andrew Rudd, Virginia Rudd and the Rudd Family Trust ("Reporting Persons") pursuant to Rule 13d-1(k)(1). A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1. See also
                   Item 6 on page 9 of this Schedule 13G.

ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                   A.      35 Valley View Road, Orinda CA  94536
                   B.      35 Valley View Road, Orinda CA  94536
                   C.      35 Valley View Road, Orinda CA  94536

ITEM 2(c).         CITIZENSHIP OR PLACE OF ORGANIZATION

                   A.      England
                   B.      England
                   C.      California

ITEM 2(d).         TITLE OF CLASS OF SECURITIES

                   Common Stock

ITEM 2(e).         CUSIP NUMBER

                   068313-10-5



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CUSIP No. 068313-10-5                 13G                     Page 9 of 13 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                   Not Applicable

ITEM 4.            OWNERSHIP

                   The information required by this Item 4 for each Reporting Person is set forth on the respective cover page of this
                   Schedule 13G applicable to such Reporting Person in Items 5-11 thereof and such Items are incorporated herein by reference. See also Item 6 below.

ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   Not Applicable

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON

                   As of December 31, 2001, the Rudd Family Trust (the "Trust") held title to 3,591,701 shares of Common Stock of Barra, Inc. (the "Stock"). Andrew Rudd ("Dr. Rudd") and his wife, Virginia Rudd, are the trustees of the Trust and, as such, share the voting and dispositive powers for such Stock. Such 3,591,701 shares held in the Trust represented approximately
                   16.5 % of the Issuer's total issued and outstanding Stock.

                   As of December 31, 2001, the Rudd Family Foundation (the "Foundation") held title to 116,000 shares of Stock. Dr. Rudd, Virginia Rudd and one of their sons are the trustees of the Foundation and, as such, share the voting and dispositive powers for such Stock. Such 116,000 shares held by the Foundation represented less than five percent of the Issuer's total issued and outstanding Stock.

                   As of December 31, 2001, 52,000 shares of the Stock were held in equal parts by "Peter Rudd as custodian for [each of Dr. Rudd's four children] under the California Uniform Transfers to Minors Act" ("CUTMA") and 108,450 shares of the Stock were held by the CANN 1997 Trust ("CANN"). None of the Reporting Persons has sole or shared voting or dispositive power over the Stock held by the CUTMA or the CANN. Accordingly, each of the Reporting Persons disclaims beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

                   In addition, the shares of Stock beneficially owned by Dr. Rudd and Virginia Rudd may be subject to community property laws where applicable.

                   The share amounts and percentages reported as beneficially owned by the Reporting Person in this Schedule 13G are based upon 21,743,181 shares of the



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CUSIP No. 068313-10-5                 13G                    Page 10 of 13 pages

                   Issuer's Common Stock outstanding as of November 2, 2001, as reported on the Issuer's 10-Q for the period ended September 30, 2001.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                   Not Applicable

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                   Not Applicable

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP

                   Not Applicable

ITEM 10.           CERTIFICATION

                   By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 068313-10-5                 13G                    Page 11 of 13 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 11, 2002
                                        ----------------------------------------
                                                          Date

                                                    /s/ Andrew Rudd
                                        ----------------------------------------
                                                       Signature

                                                      Andrew Rudd
                                        ----------------------------------------
                                                       Name/Title

                                                    February 11, 2002
                                        ----------------------------------------
                                                          Date

                                                    /s/ Virginia Rudd
                                        ----------------------------------------
                                                       Signature

                                                      Virginia Rudd
                                        ----------------------------------------
                                                       Name/Title

                                                    February 11, 2002
                                        ----------------------------------------
                                                          Date

                                                    /s/ Andrew Rudd
                                        ----------------------------------------
                                                       Signature

                                               Andrew Rudd, Trustee of the
                                                     Rudd Family Trust
                                        ----------------------------------------
                                                       Name/Title

                                                    February 11, 2002
                                        ----------------------------------------
                                                          Date

                                                   /s/ Virginia Rudd
                                        ----------------------------------------
                                                       Signature

                                              Virginia Rudd, Trustee of the
                                                   Rudd Family Trust
                                        ----------------------------------------
                                                       Name/Title



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CUSIP No. 068313-10-5                 13G                    Page 12 of 13 pages

                                  EXHIBIT INDEX

  Exhibit No.   Description
  -----------   -----------

        1       Joint Filing Agreement



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CUSIP No. 068313-10-5                 13G                    Page 13 of 13 pages

                             JOINT FILING AGREEMENT

Each of the undersigned agrees that the Schedule 13G to be jointly filed with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934 on or about this date, with respect to the reporting of the beneficial ownership of shares of Common Stock of Barra, Inc. is being, and any and all amendments to such Schedule 13G may be, filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 11, 2002

         /s/ Andrew Rudd                          /s/ Virginia Rudd
-----------------------------------     ----------------------------------------
             Andrew Rudd                              Virginia Rudd


RUDD FAMILY TRUST


         /s/ Andrew Rudd
-----------------------------------
       Andrew Rudd, Trustee


        /s/ Virginia Rudd
-----------------------------------
      Virginia Rudd, Trustee